                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 FORM 10-SB/A


                 GENERAL FORM FOR REGISTRATION OF SECURITIES
       OF SMALL BUSINESS ISSUERS PURSUANT TO SECTION 12(b) OR 12(g) OF
                     THE SECURITIES EXCHANGE ACT OF 1934

                              ASP VENTURES CORP.
------------------------------------------------------------------------------
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

              FLORIDA                                  98-0203918
 -------------------------------               -----------------------------
 (State or Other Jurisdiction of                     (I.R.S. Employer
 Incorporation or Organization                      Identification No.)


     1177 WEST HASTINGS STREET, #1818, VANCOUVER BC, CANADA       V6E 2K3
     ------------------------------------------------------       ---------
     (Address of Principal Executive Offices)                    (Zip Code)

REGISTRANT'S TELEPHONE NUMBER, INCLUDING AREA CODE      (604) 602-1717
                                                        --------------

SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

------------------------------------------------------------------------------
                               (TITLE OF CLASS)

------------------------------------------------------------------------------
                               (TITLE OF CLASS)

SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:

            TITLE OF EACH CLASS                 NAME OF EACH EXCHANGE ON WHICH
            TO BE SO REGISTERED                 EACH CLASS IS TO BE REGISTERED
            ------------------------------      ------------------------------
            Common Stock, $0.001 Par Value         OTC Bulletin Board

                INFORMATION REQUIRED IN REGISTRATION STATEMENT

ITEM 1.  DESCRIPTION OF BUSINESS

   (a) DEVELOPMENT OF BUSINESS. ASP Ventures Corp. was originally incorporated under the laws of the State of Florida on March 23, 1989 under the name of "Airsupport Services Corp." On May 15, 1998, we amended our Articles of Incorporation to, among other things, change our name to "ASP Ventures Corp." We are filing this Form 10-SB on a voluntary basis under the Securities Exchange Act of 1934 (the "Exchange Act") in order to become eligible for quotation on the OTC Bulletin Board.

   (b) BUSINESS OF REGISTRANT. ASP is a development stage company whose only operation is seeking viable businesses to acquire. Accordingly, the auditor's report on our financial statements notes that we will need additional financing or future profitability to continue as a going concern. Since its formation, ASP has explored entering into various businesses but has not commenced operations in any business. In particular:

   - From March 23, 1989 until December 31, 1989 ASP explored the possibility of providing support services to airlines. On December 31, 1989, ASP's Board of Directors determined that providing support services to airlines was not a viable business opportunity and that ASP should cease looking for businesses to acquire until the board determined otherwise. ASP remained dormant until May 15, 1998;

   - From May 15, 1998 until February 1999, ASP again began seeking businesses to acquire. In anticipation of becoming involved in a business other than providing support services to airlines, ASP changed its name to ASP Ventures Corp.

   - In February 1999, ASP explored manufacturing lightweight concrete additives. On June 5, 1999, it entered into a binding memorandum of agreement to acquire a minimum of 69.64% of the outstanding common stock of Felco Holding Zug AG, a Swiss manufacturer of lightweight concrete additives, in exchange for 3 million shares of ASP common stock and 350,000 Swiss Francs. The agreement also provided that Felco's controlling shareholders would assign or exclusively license their interests in certain intellectual property and technical processes to Felco, and that ASP would loan Felco 400,000 Swiss Francs (approximately US$251,572) for use as working capital. ASP advanced $132,231 to Felco following the execution of the agreement. Shortly thereafter, ASP terminated the transaction because of questions concerning the valuation of Felco's intellectual property and technical processes to be assigned or licensed to Felco under the agreement. ASP wrote off its $132,231 loan to Felco as not collectible. ASP's management does not believe that ASP incurred any liabilities as a result of its termination of the agreement.

   (c) REPORTS TO SECURITIES HOLDERS. ASP does not currently file reports with the Securities and Exchange Commission ("SEC"). ASP expects to prepare and provide annual reports to its security holders after registration hereunder.

   A copy of the materials filed by ASP with the SEC may be obtained and copied at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Information on the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at the site http://www.sec.gov.

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

   (a) PLAN OF OPERATION. ASP's plan of operation is to explore the acquisition of viable operating companies. We anticipate that ASP can satisfy its current cash requirements for a period of 6-12 months and do not anticipate that we will have to raise additional funds in the next 3 months. If ASP requires additional capital in order to acquire an operating company, we plan to raise such additional funds through a private placement of common stock. We will satisfy legal and accounting costs associated with filing reports under the Exchange Act through ASP's cash reserves.

   (b)  FACTORS THAT COULD AFFECT OPERATING RESULTS

      Forward Looking Statements. This Registration Statement on Form 10-SB contains forward-looking statements. Additional written and oral forward-looking statements may be made by ASP from time to time in SEC filings and otherwise. Results predicted by forward-looking statements, including, without limitation, those relating to our future business prospects, revenues, working capital, liquidity, capital needs, interest costs, and income are subject to certain risks and uncertainties that could cause actual results to differ materially from those indicated in the forward-looking statements, due to the following factors, among other risks and factors identified from time to time in ASP's filings with the SEC.

       ASP Will Need Additional Capital in the Future. We anticipate that
ASP can satisfy its current cash requirements for a period of 6-12 months. However, the actual amounts and timing of ASP's future capital requirements may vary significantly from management's estimates. ASP intends to evaluate strategic alliances and acquisition opportunities on an ongoing basis as they may arise and ASP may require additional financing if management elects to pursue any such opportunities. Such additional financing may not be available on acceptable terms or at all. A lack of financing may require ASP to delay or abandon plans for entering into such strategic alliances or acquisition opportunities.

      ASP Has a History of Losses and Cannot Be Certain to Achieve Positive Cash Flow. For the nine months ended September 30, 1999, ASP had a net loss of $380,044. In addition, ASP had an accumulated deficit of $387,544 as of September 30, 1999. ASP presently has no revenue producing operations.

      Even if ASP acquires an operating entity, it cannot be certain that it will achieve or sustain positive cash flow or profitability from its operations. ASP's net losses and negative cash flow are likely to continue even longer than management currently anticipates if ASP does not acquire a viable operating entity and if it does not attract and retain qualified personnel. ASP's ability to achieve its objectives is subject to financial, competitive, regulatory, legal, technical and other factors, many of which are beyond ASP's control.

      ASP Is Subject to Risks As It Makes Acquisitions and Engages in Strategic Alliances. As part of its business strategy, ASP intends to acquire, make investments in, or enter into strategic alliances with as yet unidentified operating companies. Any such future acquisitions, investments or strategic alliances would involve risks, such as:

- incorrect assessment of the value, strengths and weaknesses of acquisition and investment opportunities;

- underestimating the difficulty of integrating the operations and personnel of newly acquired companies;

- the potential disruption of any ongoing business, including possible diversions of resources and management time; and

- the threat of impairing relationships with employees and customers as a result of changes in management or ownership.

      ASP cannot assure you that it will be successful in overcoming these risks. Moreover, ASP cannot be certain that any desired acquisition, investment or strategic alliance could be made in a timely manner or on terms and conditions acceptable to ASP. Neither can ASP assure you that ASP will be successful in identifying attractive acquisition candidates. We expect that competition for such acquisitions may be significant. ASP may compete with others who have similar acquisition strategies, many of whom may be larger and have greater financial and other resources than ASP.

      An additional risk associated with acquisitions is that many attractive acquisition candidates do not have audited financial statements and have varying degrees of internal controls. Although ASP may believe that the available financial information for a particular business is reliable, it cannot guarantee that a subsequent audit would not reveal matters of significance, including with respect to liabilities, contingent or otherwise. ASP's management expects that, from time to time in the future, ASP will enter into acquisition agreements, the pro forma effect of which is not known and cannot be predicted.

      ASP Does Not Expect to Pay Dividends. ASP does not anticipate paying cash dividends in the foreseeable future.

ITEM 3.  DESCRIPTION OF PROPERTY

   As of September 30, 1999, ASP had no material assets except for cash in the amount of $34,281. ASP has no office facilities or real property holdings. ASP currently rents office space at 1177 West Hastings Street, Vancouver, British Columbia, Canada V6E 2K3, on a month-to-month basis at a monthly rental of $2,140 Canadian.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

   (a) SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS. The following table provides information regarding beneficial owners of at least five percent of the outstanding common stock of ASP.

                                                     NUMBER OF SHARES OWNED
TITLE OF CLASS          NAME AND ADDRESS             AS OF AUGUST 19, 1999        % OF CLASS
--------------          ----------------             ---------------------        ----------
  Common        Terra Healthy Living Ltd.                   300,000                 10.00
                Pasea Estate
                P.O. Box 958
                Road Town, Tortola
                British Virgin Islands

  Common        Triple Tree Venture                         300,000                 10.00
                CIBC House
                Rue du Pre 2-3 St. Pete
                Guernsey, Channel Islands GY1 3

  Common        VTZ                                         300,000                 10.00
                P.O. Box 6139
                CH-8023 Zurich
                Switzerland

No options, warrants, rights, conversion privileges or similar obligations exist which provide the above shareholders, or any other persons, the right to acquire additional shares within 60 days.

   (b) ASP's directors and officers do not own any shares of its common stock.

   (c) No arrangements presently exist which would result in a change in control of ASP.

ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

   (a) The current directors and officers of ASP, who will serve until ASP's next annual meeting, or until their successors are elected or appointed and qualified, are as follows:

            NAME              AGE     YR. ELECTED         OFFICE HELD
            ----              ---     -----------         -----------
 Ross Wilmot                   55        1999       President

 G.W. Norman Wareham           46        1999       Treasurer and Secretary

Ross Wilmot - Mr. Wilmot was appointed as a director and officer of ASP by ASP's former sole director on April 20, 1999. Mr. Wilmot is a Chartered Accountant. In addition, he serves in the following capacities of other companies: (a) Vice-President, Finance and director of Intacta Technologies Inc. (from March 23, 1999 to present); (b) Director and Vice-President, Finance of Multivision Communications Corp. (from August 1995 to present);
(c) Vice-President, Finance of CTF Technologies Inc. (from July 1996 to present); (d) Vice-President, Finance (from June 1996 to present and Director (February 1997 to present) of Botex Industries Corp.; (e) Secretary and Director of Paloma Ventures Ltd. (from April 1996 to present); and (f) Vice-President of Finance of Plata Minerals Corp. (from January 1995 to present).

G.W. Norman Wareham - Mr. Wareham was appointed a director and officer of ASP by ASP's former sole director on April 20, 1999. Mr. Wareham has served, or is currently serving, on the board of directors or as an officer for several companies including ZMAX Corporation, Quantum PowerCorp, Solar Energy, Immumed International Ltd. and Cybernet Internet Services International,
Inc. Mr. Wareham has been the president of Wareham Management Ltd. since May 1996. Mr. Wareham has been a director of two Canadian public companies, Anthian Resources and Orko Gold. From June 1995 to January 1996, Mr. Wareham was an accountant with the certified general accounting firm of Wanzel, Sigmund & Overes. From April 1993 to February 1995, Mr. Wareham served as President and Chief Executive Officer of Transatlantic Financial, a private investment banking company. From August 1986 to March 1993, Mr. Wareham was a proprietor of Wareham & Company, providing accounting and management consulting services.

    (b) ASP has no other officers or employees.

    (c) No family relationship exists among ASP's directors and executive officers.

    (d) No legal proceedings have been instituted in the previous five years against ASP's directors and officers, Messrs. Wilmot and Wareham. ASP has no knowledge of any legal proceedings against any predecessor director, officer or promoter of ASP.

ITEM 6.  EXECUTIVE COMPENSATION

   (a) GENERAL. ASP's officers and directors are paid based upon the fair market value of the services they provide to ASP, as authorized by its board of directors. No regular salary, bonus, stock option plan, stock appreciation rights, stock incentive plan, or other compensation or perquisites have been implemented by ASP. Amounts paid to the officers and directors are further detailed in subsection (b) below.

   (b) SUMMARY COMPENSATION TABLE. The following table sets forth certain summary information concerning the compensation paid to the President, Treasurer-Secretary, and former officers and directors since January 1, 1998.

                           SUMMARY COMPENSATION TABLE


                NAME AND PRINCIPAL POSITION                     FISCAL     SALARY    BONUS    OTHER COMPENSATION
                ---------------------------                     ------     ------    -----    ------------------
                                                               YEAR PAID
                                                               ---------
Ross Wilmot, President and Director                              1999         0        0           $12,500*

G.W. Norman Wareham, Secretary,Treasurer and Director            1999         0        0           $18,725*

   * This amount represents a management fee paid to the President and Treasurer-Secretary by ASP pursuant to a fee-for-time arrangement in consideration for services rendered. Mr. Wilmot billed $2500 for each of April, May, June, July and August, 1999. Mr. Wareham billed $2,675 for each of April, May, June, July, August, September and October 1999.

   (c) OPTION/SAR GRANTS. ASP has not granted any options or stock appreciation rights during the last fiscal year.

   (d) AGGREGATE OPTION/SAR EXERCISES. No stock options or stock appreciation rights have been exercised in the last fiscal year.

   (e) LONG TERM INCENTIVE PLAN AWARDS. No long term incentive plans have been awarded by ASP.

   (f) COMPENSATION OF DIRECTORS. ASP's directors are compensated based upon the fair market value of the services provided by such director to ASP, as approved by the board of directors from time to time. All compensation paid to the directors during the last fiscal year is detailed in subsection (b) above.

   (g) EMPLOYMENT CONTRACTS AND TERMINATION OF EMPLOYMENT. ASP entered into a fee-for-time employment arrangement with its President and director, Mr. Ross Wilmot, whereby Mr. Wilmot is entitled to receive up to $2,500 per month in consideration for services rendered. Mr. Wilmot's fee arrangement can be terminated at any time by ASP without cause. Effective August 31, 1999, Mr. Wilmot elected to forego further payments under this arrangement for an indefinite period of time so that ASP can devote its cash resources to its business operations. Mr. Wilmot's fee will accrue on a monthly basis from September 1, 1999.

   ASP entered into a fee-for-time arrangement with its Treasurer-Secretary and director, Mr. Norman Wareham, whereby Mr. Wareham is entitled to receive up to $2,675 per month in consideration for services rendered. Mr. Wareham's fee arrangement can be terminated at any time by ASP without cause.

   No compensation plans or arrangements exist which provide for compensation in the event of a termination or resignation of ASP's officers.

   (h) REPORT ON REPRICING OF OPTIONS/SARs. ASP has not granted any options or stock appreciation rights.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

   From February 1, 1999 to March 31, 1999, ASP paid Mr. Wareham $5,350 for consulting services rendered to ASP prior to Mr. Wareham becoming an officer and director of the company.

ITEM 8.  DESCRIPTION OF SECURITIES

   ASP is authorized by its Articles of Incorporation to issue 50,000,000 shares of common stock, par value $0.001 per share.

   All shares of stock, when issued, are to be fully paid and non-assessable. All shares of ASP's common stock are entitled to one vote at any shareholders meeting or other authorized vote of the shareholders. All shares of ASP's common stock are equal to one another with respect to dividends and liquidation rights. Holders of ASP's common stock are entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available for dividends, and upon liquidation, are entitled to participate pro-rata in a distribution of assets available for such distribution to shareholders. There are no conversion, preemptive, option, or subscription privileges with respect to any shares. ASP's common stock does not have cumulative voting rights which means that the holder of more than 50% of the shares voting for the election of directors may elect all of the directors if they choose to do so.

   Reference is made to the Certificate of Incorporation, as amended, and the Bylaws of ASP as well as to the applicable statutes of the State of Florida for additional details on the rights, privileges, and liabilities of holders of ASP's stock.

                                   PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON ASP'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

   From May 29, 1998 to September 1, 1999, ASP's common stock was traded on the OTC Bulletin Board under the symbol "APVE". ASP's common stock was removed from the OTC Bulletin Board on September 1,1999, because ASP was not then registered with the SEC and therefore did not meet the eligibility requirements for OTC Bulletin Board listing. ASP's common stock is currently listed in the "Pink Sheets" of the National Quotation Bureau, LLC. As of August 19,1999, ASP had approximately 5 shareholders of record and 3,000,000 shares of common stock outstanding.

   The following table sets forth for the periods indicated the high and low bid prices for the common stock as reported each quarterly period within the last two fiscal years on the OTC Bulletin Board and the "Pink Sheets". The prices are inter-dealer prices, do not include retail mark up, mark down or commission and may not necessarily represent actual transactions.

                     OTC BULLETIN BOARD AND "PINK SHEETS"


      FISCAL QUARTER           HIGH           LOW
      --------------           ----           ---
 5/29/98*-6/30/98.......   No quotes during this period
 7/1/98-9/30/98.........      0.375          0.375
 10/1/98-12/31/98.......       0.50           0.25
 1/1/99-3/31/99.........       1.75           0.25
 4/1/99-6/30/99.........       5.00           1.75
 7/1/99-9/30/99.........        Not available **

      *ASP'S STOCK BEGAN TRADING ON THE OTC BULLETIN BOARD MAY 29, 1998. **ASP'S STOCK BEGAN TRADING ON THE "PINK SHEETS" ON SEPTEMBER 1, 1999.

   During the last two years, no dividends have been paid on ASP's stock and we do not anticipate paying any cash dividends in the foreseeable future. Although it is our intention to utilize all available funds for the development of ASP's business, no restrictions are in place which would limit or restrict ASP's ability to pay dividends.

ITEM 2.  LEGAL PROCEEDINGS

   There are no pending legal proceedings to which ASP, its directors, or its officers are a party. We have no knowledge of any pending legal proceedings to which those parties owning 5% of ASP are a party. No legal proceedings are known to ASP to be contemplated, or threatened by or against it.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

      Barry L. Friedman, P.C., 1582 Tulita Drive, Las Vegas, Nevada 89123, reported upon ASP's financial statements for the period from inception (March 23,1989) through May 15,1999. On April 20, 1999, ASP engaged Deloitte & Touche as auditors for ASP in anticipation of preparing this registration statement on Form 10-SB. No principal accountant's report on ASP's financial statements for either of the past two years has contained an adverse opinion, disclaimer of opinion or modification of opinion. There have been no disagreements with accountants as to any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

   (a)ASP has made the following sales of unregistered common stock during the previous 3 years. All denominations are in U.S. Dollars unless otherwise noted.

    DATE
  OF ISSUE      TITLE                  PURCHASER                  SHARES SOLD   CONSIDERATION      EXEMPTION
  --------      -----                  ---------                -------------   -------------   ------------
     3/26/99  Common     Euroswiss Securities Limited              100,000         $20,000        Regulation D
     3/26/99  Common     Affaires Financieres S.A.                 200,000         $40,000        Regulation D
     3/26/99  Common     Holger Timm                               100,000         $20,000        Regulation D
     3/26/99  Common     Patrick Ramelet                           100,000         $20,000        Regulation D
     3/26/99  Common     Cesare Bette                               50,000         $10,000        Regulation D
     3/26/99  Common     Harpings Management Limited               100,000         $20,000        Regulation D
     3/26/99  Common     Rahn & Bodmer                             100,000         $20,000        Regulation D
     3/26/99  Common     ValueInvest Ltd.                          100,000         $20,000        Regulation D
     3/26/99  Common     Lilydale Finance Inc.                     100,000         $20,000        Regulation D
     3/26/99  Common     Noble Trading Limited                     100,000         $20,000        Regulation D

     3/26/99  Common     Ecorum Limited                            100,000         $20,000        Regulation D
     3/26/99  Common     FEGU Finance Inc.                         100,000         $20,000        Regulation D
     3/26/99  Common     Jean T. Nasrallah                          50,000         $10,000        Regulation D
     3/26/99  Common     Alia Holding Co.                          100,000         $20,000        Regulation D
     3/26/99  Common     Cayman Islands Securities Ltd.            100,000         $20,000        Regulation D
     3/26/99  Common     Adana Investments Limited                 100,000         $20,000        Regulation D
     3/26/99  Common     Arendal Investments Limited               100,000         $20,000        Regulation D
     3/26/99  Common     Haliun Hongorzul                           50,000         $10,000        Regulation D
     3/26/99  Common     MFC Merchant Bank S.A.                    100,000         $20,000        Regulation D
     3/26/99  Common     Signature Financial Corp.                  50,000         $10,000        Regulation D
     3/26/99  Common     First Capital Invest Corp.                100,000         $20,000        Regulation D

      ASP sold 2,000,000 shares of common stock with a total offering price of $400,000 pursuant to its March 26, 1999 offering of common stock. The principal underwriters for ASP's offering were MFC Merchant Bank S.A. and Patrick Ramelet. ASP paid a total of $12,000 in underwriting commissions in connection with this offering.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

      Article X of ASP's Articles of Incorporation contains provisions providing for the indemnification of ASP's directors and officers as follows:

             To the fullest extent permitted by law, no director or officer of the Corporation shall be personally liable to the Corporation or its shareholders for damages for breach of any duty owed to the Corporation or its shareholders. In addition, the Corporation shall have the power, in its By-Laws or in any resolution of its stockholders or directors, to undertake to indemnify the officers and directors of this corporation against any contingency or peril as may be determined to be in the best interests of this corporation, and in conjunction therewith, to procure, at this corporation's expense, policies of insurance.

      ASP has no agreement with its directors and officers, Messrs. Wilmot and Wareham, providing for indemnification with respect to liability arising out of their capacity or status as officers and directors.

      At present, there is no pending litigation or proceeding involving ASP's directors and officers as to which indemnification is being sought.

                                   PART FS

      ASP's Financial Statements, required by Regulation SB, commence on page F-1 hereof in response to Part FS of this Registration Statement on Form 10-SB and are incorporated herein by this reference.

                                   PART III

ITEM 1.  INDEX TO EXHIBITS

      Item
     Number                   Description
      3.1*        Articles of Incorporation of Airsupport Services Corp., filed
                  March 21, 1989.

      3.2*        Articles of Amendment to Airsupport Services Corp., filed
                  May 15, 1998.

      3.3*        Bylaws of ASP Ventures Corp.

     10.1*        Memorandum of Agreement dated June 5, 1999, between ASP
                  Ventures Corp., Felco Holding Zug AG and others, regarding the acquisition of Felco by ASP.

-----------------

      *Filed herewith.

ITEM 2.  DESCRIPTION OF EXHIBITS.

      The documents required to be filed as Exhibit Number 2 in Part III of Form 1-A filed as part of this Registration Statement on Form 10-SB are listed in
Item 1 of this Part III above. No documents are required to be filed as Exhibit Numbers 3, 5, 6 or 7 in Part III of Form 1-A, and the reference to such Exhibit Numbers is therefore omitted. No additional exhibits are filed hereto.

                                  SIGNATURES

      In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          ASP VENTURES CORP.


Date: January 13, 2000                    By: /s/ Ross Wilmot
                                              --------------------------
                                              Ross Wilmot, President

                              ASP VENTURES CORP.

                        (A DEVELOPMENT STAGE COMPANY)

                        Index to Financial Statements

                                                                                   Page
                Audited Financial Statements as of December 31, 1998, including independent auditor's report, audited balance sheet, and audited statements of income, cash flows, and changes in stockholders'
                equity......................................................

                Unaudited Financial Statements as of September 30, 1999,
                including independent auditor's report, unaudited balance sheet, related statements of income and cash flows, and
                notes.....................

Auditors' Report and Financial Statements of



ASP VENTURES CORP.



December 31, 1998

AUDITORS' REPORT

To the Shareholders of
ASP Ventures Corp.

We have audited the balance sheet of ASP Ventures Corp. as at December 31, 1998 and the statements of loss and deficit and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in Canada. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 1998 and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States.

The financial statements as at December 31, 1997 and for the year then ended were audited by other auditors who expressed an opinion without reservation on those financial statements in their report dated May 18, 1998.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company's negative working capital and deficit raises substantial doubt about its ability to continue as a going concern. Management's plans concerning this matter are also described in Note 1. The financial statements do not contain any adjustments that might result from the outcome of this uncertainty.


Deloitte & Touche LLP

/s/ DELOITTE & TOUCHE LLP


Chartered Accountants
Vancouver, British Columbia

August 29, 1999

ASP VENTURES CORP.
BALANCE SHEET
(EXPRESSED IN UNITED STATES DOLLARS)

============================================================================

                                                          December 31,
                                                ----------------------------
                                                   1998             1997
                                                ------------     -----------
ASSETS

TOTAL ASSETS                                     $     -        $     -
============================================================================

LIABILITIES

CURRENT
   Accounts payable                              $ 2,500        $     -
----------------------------------------------------------------------------

SHAREHOLDERS' EQUITY

Share capital (Note 3)                             1,000          5,000
Additional paid in capital                         4,000              -
Deficit                                           (7,500)        (5,000)
----------------------------------------------------------------------------
                                                  (2,500)             -
----------------------------------------------------------------------------
TOTAL SHAREHOLDERS' EQUITY                       $(2,500)       $     -
============================================================================
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY       $     -        $     -
============================================================================

GOING CONCERN (Note 1)

APPROVED BY THE BOARD

 .....................................Director

 .....................................Director

ASP VENTURES CORP.
STATEMENT OF LOSS AND DEFICIT
(EXPRESSED IN UNITED STATES DOLLARS)

=================================================================================================

                                                                       Years ended December 31,
                                                                     ----------------------------
                                                                           1998           1997
                                                                     -------------  -------------
REVENUE                                                                       $ -            $ -
-------------------------------------------------------------------------------------------------

EXPENSES
   Accounting                                                               2,500              -
-------------------------------------------------------------------------------------------------

NET LOSS                                                                   (2,500)             -

DEFICIT, BEGINNING OF YEAR                                                  5,000              -
-------------------------------------------------------------------------------------------------
DEFICIT, END OF YEAR                                                       (7,500)             -
=================================================================================================

LOSS PER SHARE                                                             (0.003)             -
=================================================================================================

ASP VENTURES CORP.
CONSOLIDATED STATEMENT OF CASH FLOWS
(EXPRESSED IN UNITED STATES DOLLARS)

------------------------------------------------------------------------------------------------

                                                                      Years ended December 31,
                                                                    ----------------------------
                                                                            1998           1997
                                                                    -------------  -------------
OPERATING ACTIVITIES
Net loss for the year                                                   $ (2,500)           $ -
Change in non-cash operating working capital items
   Accounts payable                                                        2,500              -
------------------------------------------------------------------------------------------------
                                                                               -              -
------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES                                                           -              -
------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES                                                           -              -
------------------------------------------------------------------------------------------------

INCREASE IN CASH                                                               -              -

CASH POSITION, BEGINNING OF PERIOD                                             -              -
------------------------------------------------------------------------------------------------
CASH POSITION, END OF PERIOD                                                 $ -            $ -
================================================================================================

ASP VENTURES CORP.
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 1998
(EXPRESSED IN UNITED STATES DOLLARS)
--------------------------------------------------------------------------------

1.    GOING CONCERN

      The Company was incorporated under the laws of the State of Florida on March 23, 1989, as Air Support Services, Corp. On May 15, 1998, the company changed its name to ASP Ventures Corp.

      These financial statements have been prepared on the basis of accounting principles applicable to a going concern which assume that the Company will realize its assets and discharge its liabilities in the normal course of business. The Company's continued existence is dependent on the raising of additional equity capital through sales of its common stock and the Company's ability to ultimately attain profitable operations.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      These financial statements have been prepared in accordance with Canadian generally accepted accounting principles which in respect of these financial statements do not differ materially from accounting principles generally accepted in the United States.

      (a)  Earnings (loss) per common share

           The earnings (loss) per common share is calculated based on the weighted average number of shares outstanding during the period. Fully diluted earnings per share is presented when the effect is material or is not anti-dilutive.

      (b)  Use of estimates

           The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates.

      (c)  Cash and cash equivalents

           Cash and cash equivalents consist of cash on hand, deposits in banks and highly liquid investments with an original maturity of ninety days or less.

3.    SHARE CAPITAL

      (a)  Authorized

           50,000,000 common voting shares, $0.001 par value.

ASP VENTURES CORP.
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 1998
(EXPRESSED IN UNITED STATES DOLLARS)
--------------------------------------------------------------------------------

3.    SHARE CAPITAL (CONTINUED)

      (b)  Issued


                                                          Common Stock              Additional
                                                ----------------------------
                                                  Shares           Amount         paid-in capital
                                                ----------------------------  -------------------
       Balance, December 31, 1995, 1996, 1997         5,000        $ 5,000                  $ -
       Changed of par value of shares from
          $1.00 to $0.001                                 -         (4,995)               4,995

       Stock split of shares (3(c))                 995,000            995                 (995)
       -----------------------------------------------------------------------------------------

       Balance, December 31, 1998                 1,000,000        $ 1,000              $ 4,000
       =========================================================================================

      (c) During the year ended December 31, 1998, the Company forward split its common shares 200:1, increasing the number of outstanding common shares to 1,000,000.

4.    SUBSEQUENT EVENTS

      Subsequent to December 31, 1998 the Company:

      (a) issued 2,000,000 shares of common shares at $0.20 per share for gross proceeds of $400,000 (net proceeds of $388,000).

      (b) loaned Felco Holding Zug. AG (Felco) $132,231 for use only as working capital. The Company planned to purchase Felco for their concrete technology, but subsequent to due diligence work the Company withdrew its purchase proposal.

5.    UNCERTAINTY DUE TO THE YEAR 2000 ISSUE

      The Year 2000 Issue arises because many computerized systems use two digits rather than four digits to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 Issue may be experienced before, on, or after January 1, 2000, and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant system failure which could affect an entity's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 Issue affecting the Company, including those related to the efforts of customers, suppliers or other third parties, will be fully resolved.

Review Engagement Report and Financial Statements of

ASP VENTURES CORP.

September 30, 1999

REVIEW ENGAGEMENT REPORT

To the Directors of
ASP Ventures Corp.

We have reviewed the balance sheet of ASP Ventures Corp. as at September 30, 1999 and the statements of income and retained earnings and cash flows for the nine months then ended. Our review was made in accordance with generally accepted standards for review engagements and accordingly consisted primarily of enquiry, analytical procedures and discussion related to information supplied to us by the Company.

A review does not constitute an audit and consequently we do not express an audit opinion on these financial statements.

Based on our review, nothing has come to our attention that causes us to believe that these financial statements are not, in all material respects, in accordance with generally accepted accounting principles.


Deloitte & Touche LLP

/s/ DELOITTE & TOUCHE LLP


Chartered Accountants
Vancouver, British Columbia
October 26, 1999

ASP VENTURES CORP.
BALANCE SHEET
SEPTEMBER 30
(UNAUDITED)
(EXPRESSED IN UNITED STATES DOLLARS)

===================================================================================

                                                          1999               1998
                                               -----------------  -----------------

ASSETS

CURRENT

   Cash                                          $  34,281          $     -
-----------------------------------------------------------------------------------

                                                    34,281                -
===================================================================================


LIABILITIES

CURRENT

   Accounts payable                              $  28,825        $   1,772
-----------------------------------------------------------------------------------


SHAREHOLDERS' EQUITY

Share capital (Note 3)                               3,000            1,000
Additional paid in capital                         390,000            4,000
Deficit                                           (387,544)          (6,772)
-----------------------------------------------------------------------------------
                                                     5,456           (1,772)
-----------------------------------------------------------------------------------

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY       $  34,281        $       -
===================================================================================

GOING CONCERN (Note 1)

APPROVED BY THE BOARD

 ..................................Director

 ..................................Director

ASP VENTURES CORP.
CONSOLIDATED STATEMENT OF INCOME AND RETAINED EARNINGS
NINE MONTH PERIOD ENDED SEPTEMBER 30, 1999
(UNAUDITED)
(EXPRESSED IN UNITED STATES DOLLARS)

=====================================================================================================================


                                                                                              1999              1998
                                                                                    ---------------   ---------------


REVENUE

   Interest                                                                           $      3,819          $      -
---------------------------------------------------------------------------------------------------------------------
EXPENSES

   Bank charges                                                                                793                 -
   Consulting                                                                              110,894                 -
   Courier                                                                                      49                 -
   Entertainment                                                                             2,591                 -
   Filing fees                                                                                 351                 -
   Legal                                                                                    88,199                 -
   Office                                                                                    1,474             1,772
   Management fee                                                                           31,225                 -
   Provision for bad debt                                                                  132,231                 -
   Rent                                                                                      8,739                 -
   Transfer agency                                                                             895                 -
   Travel                                                                                    6,422                 -
---------------------------------------------------------------------------------------------------------------------

                                                                                           383,863             1,772
---------------------------------------------------------------------------------------------------------------------
NET LOSS                                                                                 (380,044)           (1,772)

DEFICIT, BEGINNING OF PERIOD                                                               (7,500)           (5,000)
---------------------------------------------------------------------------------------------------------------------
DEFICIT, END OF PERIOD                                                                  $(387,544)         $ (6,772)
=====================================================================================================================

LOSS PER SHARE                                                                       $      (0.13)         $       -
=====================================================================================================================

ASP VENTURES CORP.
STATEMENT OF CASH FLOWS
NINE MONTH PERIOD ENDED SEPTEMBER 30, 1999
(UNAUDITED)
(EXPRESSED IN UNITED STATES DOLLARS)

====================================================================================================================

                                                                                             1999              1998
                                                                                  ----------------   ---------------
OPERATING ACTIVITIES

  Net income for the year                                                              $(380,044)         $  (1,772)
  Provision for bad debt                                                                  132,231                 -
  Change in non-cash operating working capital items                                            -                 -
  Accounts receivable                                                                   (132,231)
  Accounts payable                                                                         26,325             1,772
--------------------------------------------------------------------------------------------------------------------
                                                                                        (353,719)                 -
--------------------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES

  Capital stock issued                                                                    400,000                 -
  Financing fees                                                                         (12,000)                 -
--------------------------------------------------------------------------------------------------------------------
                                                                                          388,000

--------------------------------------------------------------------------------------------------------------------
INCREASE IN CASH                                                                           34,281                 -

CASH POSITION, BEGINNING OF PERIOD                                                              -                 -
--------------------------------------------------------------------------------------------------------------------
CASH POSITION, END OF PERIOD                                                          $    34,281         $       -
====================================================================================================================

SUPPLEMENTAL CASH FLOW INFORMATION:

   Interest received                                                                 $      3,819         $       -
====================================================================================================================

ASP VENTURES CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 1999
(EXPRESSED IN UNITED STATES DOLLARS)
--------------------------------------------------------------------------------

1.     GOING CONCERN

       The Company was incorporated under the laws of the State of Florida on March 23, 1989 as Air Support Services, Corp. On May 15, 1998, the Company changed its name to ASP Ventures Corp.

       These financial statements have been prepared on the basis of accounting principles applicable to a going concern which assume that the Company will realize its assets and discharge its liabilities in the normal course of business. The Company's continued existence is dependent upon the raising of additional equity capital through sales of its common stock and the Company's ability to ultimately attain profitable operations.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       These financial statements have been prepared in accordance with Canadian generally accepted accounting principles which in respect of these financial statements do not differ materially from accounting principles generally accepted in the United States.

       (a)    Earnings (loss) per common share

              The earnings (loss) per common share is calculated based on the weighted average number of shares outstanding during the period. Fully diluted earnings per share is presented when the effect is material or is not anti-dilutive.

       (b)    Use of estimates

              The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates.

       (c)    Cash and cash equivalents

              Cash and cash equivalents consist of cash on hand, deposits in banks and highly liquid investments with an original maturity of ninety days or less.

3.     SHARE CAPITAL

       (a)    Authorized

              50,000,000 common voting shares, $0.001 par value.

ASP VENTURES CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 1999
(EXPRESSED IN UNITED STATES DOLLARS)
--------------------------------------------------------------------------------

3.     SHARE CAPITAL (CONTINUED)

       (b)    Issued


                                                                       Common Stock
                                                             ----------------------------------      Additional
                                                                 Shares             Amount         paid-in capital
                                                             ----------------------------------  -------------------

        Balance, December 31, 1995, 1996, 1997                        5,000       $      5,000           $        -

        Change of par value of shares from
           $1.00 to $0.001                                                -            (4,995)                4,995

        Stock split (note 3(c))                                     995,000                995                (995)
        ------------------------------------------------------------------------------------------------------------
        Balance, December 31, 1998                                1,000,000              1,000                4,000

        Common shares issued for cash (d)                         2,000,000              2,000              386,000
        ------------------------------------------------------------------------------------------------------------
        Balance, September 30, 1999                               3,000,000       $      3,000      $       390,000
        ============================================================================================================

       (c) During the year ended December 31, 1998, the Company split its common shares on a 200:1 basis increasing the number of outstanding common shares to 1,000,000.

       (d) During the nine months ended June 30, 1999, the Company issued 2,000,000 common shares with a par value of $0.001 per share for a purchase price of $0.20 per share gross proceeds of $400,000, less financing costs of $12,000.

4.     RELATED PARTY TRANSACTIONS

       The Company paid or accrued amounts payable to directors as follows:


                                                                        1999
                                                                   -------------
Management fees                                                      $ 31,225


5.     UNCERTAINTY DUE TO THE YEAR 2000 ISSUE

       The Year 2000 Issue arises because many computerized systems use two digits rather than four digits to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 Issue may be experienced before, on, or after January 1, 2000, and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant system failure which could affect an entity's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 Issue affecting the Company, including those related to the efforts of customers, suppliers or other third parties, will be fully resolved.